June 3, 2009

Matthew Crispino
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-4561

Re:	Preliminary Information Statement on Schedule 14C
Filed May 12, 2009
File No. 000-31553

Dear Mr. Crispino:

On behalf of NetFabric Holdings, Inc., (the “Company”), I hereby request that the Company be granted an additional fifteen (15) business days from the date of this letter to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated May 20, 2009, regarding the above referenced Preliminary Information Statement on Schedule 14C.

If you have any questions with regard to this request or require any further information, please contact me at (212) 536-4802.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:	Via Facsimile
Vasan Thatham
NetFabric Holdings, Inc.
Facsimile: (973) 263-4746